ASP VENTURES CORP.

SEESTRASSE 8

CH-8702 Zollikon
Switzerland

January 26, 2009

Ethan Horowitz
Division of Corporation Finance

Mail Stop 3561

100 F Street, North East

Washington, D.C. 20549

     Re:     ASP Ventures Corp.
          Form 10-KSB for the Fiscal Year Ended December 31, 2007
          Filed April 9, 2008

          Form 10-Q for the Fiscal Quarter Ended March 31, 2008
          Filed May 15, 2008

          Form 10-Q for the Fiscal Quarter Ended September 30, 2008
          Filed December 19, 2008

          File No. 000-28589

Dear Mr. Horowitz:

Thank you for your comments dated December 23, 2008 directed to ASP Ventures Corp. (the “Company”) in relation to our Form 10-K for the fiscal year ended December 31, 2007 and Forms 10-Q for the fiscal quarters ended March 31, 2008 and September 30, 2008.

We do hereby submit this response letter in connection with our amended Form 10-K/A and Form 10-Q/A’s each of which was filed electronically on January 26, 2009.

Please direct any additional comments or questions to the following address and fax number:

     Kurt Dalmata

     Chief Executive Officer

     Seestrasse 8 CH-8702

     Zollikon, Switzerland
     Telephone: 011 41 44 202 00 80

     Facsimile: 011 41 44 202 00 82

The following are our detailed responses to your comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Audited Financial Statements for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-2

1.     It does not appear that you have filed a report from your independent accountant which provides assurance on each period for which audited financial statements are presented in your filing. Please revise to provide an audit report that refers to the statements of operations, cash flows and stockholders’ equity for the period from May 15, 1998 (inception) through December 31, 2007. Refer to AU 508.

Response:

Our current auditors have revised their audit report to cover the cumulative financial statements from May 15, 1998 (inception) through December 31, 2007.

Report of Independent Registered Public Accounting Firm, page F-3

2.     It appears that the report issued by your former independent accountant refers to periods that are not presented in your filing. Please advise your former independent accountant to revise their report to only make reference to the periods presented in your filing for which they performed audit procedures. Refer to AU 508.

Response:

     Our former auditors have revised their audit report to only make reference to the periods presented in our filing for which they performed audit procedures.

Item 9A. Controls and Procedures, page 17

3.     It does not appear that your management has provided its conclusions regarding the effectiveness of disclosure controls and procedures as of December 31, 2007. Please revise. Refer to Item 307 of Regulation S-K.

Response:

     We have revised Item 9A in our amended filing to provide our conclusions regarding the effectiveness of our controls and procedures as of December 31, 2007 as follows:

“Evaluation of Disclosure Controls and Procedures

In connection with the preparation of this annual report, an evaluation was carried out by the Company’s management, with the participation of the chief executive officer and the chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) as of December 31, 2007. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding required disclosures.

Based on that evaluation, the Company’s management concluded, as of the end of the period covered by this report, that the Company’s disclosure controls and procedures were not effective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Commission’s rules and forms, and that such information was not accumulated and communicated to management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding required disclosures. Our ineffectiveness in disclosure controls and procedures has led to errors in the reporting of information required to be disclosed in this annual report.”

4.     Please tell us how the exclusion of the required disclosure noted in the preceding comment along with the other deficiencies in your filing impacted your conclusion regarding the effectiveness of disclosure controls and procedures as of December 31, 2007. Your response should include a detailed discussion of the factors considered in reaching your conclusion. If you conclude that disclosure controls and procedures were not effective, please disclose the remediation plans that have been or will be enacted.

Response:

     The inadvertent exclusion of the required disclosure noted in the preceding comment along with the other noted deficiencies in our filing has impacted our conclusion regarding the effectiveness of disclosure controls and procedures as of December 31, 2007.

Since we did not disclose any conclusion as to the effectiveness of disclosure controls and procedures in our Form 10-K filing for the period ended December 31, 2007 our determination taken in hindsight is predicated on the adequacy of that information disclosed as of the relevant period, the communication of that information to management in a timely manner and the disclosure of information within the time periods specified by the Commission. Our process of disclosure controls and procedures failed due to the inadequate nature of the information disclosed as of the relevant period.

     Our plans to remediate errors associated with the disclosure of information are focused on further educating ourselves as to what information is required in filings with the Commission by revisiting interpretative releases and guidance in order to ensure the effectiveness of disclosure controls and procedures in future filings.

Management’s Annual Report on Internal Control over Financial Reporting

5.     We note that you have concluded that internal control over financial reporting was not effective at December 31, 2007. Please revise to disclose the following:

•	The nature of any material weakness,

•	When the material weakness, if any, was identified, by whom it was identified and when the material weakness first began,

•	The impact of the material weakness on your financial reporting and the control environment, and management’s current plans, if any, to remediate the weakness.

Response:

We have revised Item 9A in our amended filing to include the nature of material weaknesses, the discovery of same and the impact of material weaknesses on our financial reporting and our plans, as practicable, to remediate current weaknesses as follows:

“Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process, under the supervision of the chief executive officer and the chief financial officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with United States generally accepted accounting principles (GAAP). Internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the board of directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, management identified material weaknesses in internal control over financial reporting.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses as identified by management are disclosed below.

Lack of Appropriate Independent Oversight.  The board of directors has not provided an appropriate level of oversight of the Company’s consolidated financial reporting and procedures for internal control over financial reporting since there are, at present, no independent directors who could provide an appropriate level of oversight, including challenging management’s accounting for and reporting of transactions. Our lack of appropriate independent oversight has been a material weakness since inception through the annual period of this report. While this control deficiency did not result in any audit adjustments to our 2007 or 2006 interim or annual financial statements, it could have resulted in material misstatement that might have been prevented or detected by independent oversight. Accordingly we have determined that this control deficiency constitutes a material weakness.

Failure to Segregate Duties. Management has not maintained any segregation of duties within the Company due to its reliance on a single individual to fill the role of chief executive officer, chief financial officer and principal accounting officer. Our lack of appropriate independent oversight has been a material weakness since inception through the annual period of this report. While this control deficiency did not result in any audit adjustments to our 2007 or 2006 interim or annual financial statements, it could have resulted in a material misstatement that might have been prevented or detected by a segregation of duties. Accordingly we have determined that this control deficiency constitutes a material weakness.

As a result of the material weaknesses in internal control over financial reporting described above, the Company’s management has concluded that, as of December 31, 2007, that the Company’s internal control over financial reporting was not effective based on the criteria in Internal Control – Integrated Framework issued by the COSO.

The Company intends to remedy its material weaknesses by:

•	Forming an audit committee made up of independent directors that will oversee management (we have begun this process by seeking out individuals who might act as independent directors).

•	Engaging an individual to serve as chief financial officer and principal accounting officer to segregate the duties of chief executive officer and chief financial officer (our chief executive officer is the process of seeking out an individual willing to serve as chief financial officer and principal accounting officer) .

Despite the Company’s intention to remedy its material weaknesses in the manner described, the actions required to accomplish these objectives will require the Company to engage additional personnel which actions may not be possible in the near term due to our limited financial resources and operations.”

Exhibit 31 – Section 302 Certification

6.     We note that your Section 302 certification does not comply with the language required by Item 601 (31) of Regulation S-K in the following respects:

•	The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))

•	Paragraph 4(b) as defined by item 601 (31) of Regulation S-K was not included

Please revise your certifications to address each of the matters noted above. Note that these certifications must be signed by the principal executive officer and the principal financial officer at the time of filing.

Response:

We have revised our Exhibit 31 – Section 302 Certification to comply with Item 601 (31) and note that these certifications must be signed at the time of filing.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Exhibit 31-Section 302 Certification

7.     We note that your Section 302 certification does not comply with the language required by Item 601 (31) of Regulation S-K in the following respects:

•	The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))

•	Paragraph 4(b) as defined by item 601 (31) of Regulation S-K was not included

Please revise your certifications to address each of the matters noted above. Please note that an abbreviated amendment may only be required.

Response:

     We have revised our Exhibit 31 – Section 302 Certification to comply with Item 601 (31).

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Item 4T – Controls and Procedures, page 18

Evaluation of Controls and Procedures

8.     We note that you have concluded that your disclosure controls and procedures were effective at September 30, 2008. Considering that this Form 10-Q was not filed on a timely basis, please tell us how you determined that your disclosure controls and procedures were effective or revise your filing accordingly.

Response:

We erroneously concluded that our disclosure controls and procedures were effective at September 30, 2008. We have revised said Form 10-Q filing to correct this error.

Changes in Internal Control Over Financial Reporting

9.     We note the remediation plans disclosed in your March 31, 2008 Form 10-Q and your disclosure that you are “actively remedying” your internal control over financial reporting. However, the disclosures in your subsequent periodic Exchange Act filings indicate that there have been no changes in internal control over financial reporting. Please revise or advise.

Response:

     Despite our intention to address determined material weaknesses in our internal control over financial reporting we have been unable to engage the services of additional individuals to join our board of directors or hire a person to serve as chief financial officer and principal accounting officer. The combination of our financial condition and limited operations has made our efforts to remediate material weaknesses ineffective at this time.

     Nonetheless, we remain focused on addressing material weaknesses in our internal control over financial reporting and will continue to seek out qualified individuals willing to serve the Company that might remedy material weaknesses.

Exhibit 31 – Section 302 Certification

10.     We note that your Section 302 certification does not comply with the language required by Item 601 (31) of Regulation S-K as ASP Ventures Corp. is referred to as “the small business issuer.” Please confirm that ASP Ventures Corp. will be referred to as “the registrant” in the Section 302 certifications filed with your future Exchange Act filings.

Response:

     We do hereby confirm that ASP Ventures Corp. will be referred to as “the registrant” in the Section 302 certifications filed with our future Exchange Act filings.

In connection with the Company’s response to these comments, we confirm the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s amended Form 10-K/A and Form 10-Q/A filings, please contact me at 011 41 44 202 00 80.

Yours faithfully,

/s/ Kurt Dalmata

Kurt Dalmata, Chief Executive Officer